EXHIBIT 99.1

Sono Motors Corporate Update

MUNICH, Germany, Jan. 28, 2022 (GLOBE NEWSWIRE) -- Sono Group N.V. (NASDAQ: SEV) (hereafter referred to as “Sono Motors” or the “Company”, parent company to “Sono Motors GmbH”), the Company that seeks to revolutionize the future of solar-powered transportation, today announced its corporate updates.

  On 17 November 2021, the Company listed on NASDAQ under the ticker “SEV”. The net proceeds of €137 million ($156 million) generated through the IPO enable Sono Motors to continue development of the Sion, the world's first solar electric vehicle (SEV) featuring the Company’s patented solar technology, as well as further development of Sono Motors’ proprietary solar technology. This technology is engineered to enable integration and licensing for a wide range of vehicle architectures that go beyond the Sion, such as buses, trucks, and last-mile vehicles.
  Sono Motors has amassed about 16,700 refundable reservations by year-end 2021; reservations increased by nearly 4,000 in 2021, which is equivalent to a 31% y-o-y increase. Reservations in the fourth quarter of 2021 amounted to around 2,300, and the average down payment per reservation is nearly €2,500 net, while the minimum requirement is €500 (incl. 19% VAT).
  Cash position at year-end 2021 was €133 million. As was previously highlighted in the Company’s prospectus, filed with the SEC on 18 November 2021, to commence series production of the Sion, the Company will need to raise significant additional capital.
  Since completion of the IPO, one additional LOI to explore the integration of Sono Motors’ patented solar technology across other transportation platforms has been signed.
  By year-end of 2021, a total of 231 people, with over 30 different nationalities, were employed at Sono Motors, representing an approximate team size increase of 120% over the course of the year.
  To enhance quality, testing and speed of the development, Sono Motors has engaged thyssenkrupp and Bertrandt to build the first Sion series-validation vehicles (generation 3) closer to Sono Motors’ headquarters in Munich. When series production begins, the Company still expects such construction to occur in Sweden.
  Mr. Wilko Stark was recently appointed to the board of directors of Levere Holdings (a NASDAQ listed special acquisition company (SPAC) to power the future of mobility). In connection with this appointment Mr. Stark has informed the Company of his decision to resign as Chair and member of Sono Motors’ Supervisory Board, effective as of 27 January 2022. Sono Motors’ Supervisory Board has appointed Martina Buchhauser as the interim Chair.

About Sono Motors
Sono Motors is on a pioneering mission to accelerate the revolution of mobility by making every vehicle solar. Its disruptive solar technology has been developed to enable seamless integration into all types of vehicles to reduce the impact of CO2 emissions and pave the way for climate-friendly mobility.

Forward-looking statements
This press release includes forward-looking statements. The words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project", "target", “will” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company's intentions, beliefs, or current expectations. Forward-looking statements involve inherent known and unknown risks, uncertainties, and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. These risks, uncertainties and assumptions include, but are not limited to (i) the impact of the global COVID-19 pandemic on the global economy, our industry and markets as well as our business, (ii) risks related to our limited operating history, the rollout of our business and the timing of expected business milestones including our ability to complete the engineering of our vehicles and start of production on time and budget and risks related to future results of operation, (iii) risks related to our unproven ability to develop and produce vehicles and with expected or advertised specifications including range, and risks relating to required funding, (iv) risks related to our ability to monetize our solar technology, (v) risks relating to the uncertainty of the projected financial information with respect to our business including the conversion of reservations into binding orders, (vi) effects of competition and the pace and depth of electric vehicle adoption generally and our vehicles in particular on our future business and (vii) changes in regulatory requirements, governmental incentives and fuel and energy prices. For additional information concerning some of the risks, uncertainties and assumptions that could affect our forward-looking statements, please refer to factors discussed under the caption “Risk Factors” in our final prospectus under Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on 18 November 2021 in connection with our initial public offering as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov and on our website at ir.sonomotors.com. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as the actions of regulators and other factors. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the company assumes no obligation to update any such forward-looking statements.

Contact
Julia Szeszat, Investor Relations
ir@sonomotors.com

Christian Scheckenbach, Communications
press@sonomotors.com